

Mail Stop 3720

September 17, 2015

Mr. Timothy G. Biltz
Chief Executive Officer
Lumos Networks Corp.
One Lumos Plaza
Waynesboro, VA 22980

Re: **Lumos Networks Corp.**
Form 10-K for the Year Ended December 31, 2014
Filed March 6, 2015
File No. 001-35180

Dear Mr. Biltz:

We have reviewed your filing and have the following comment. Please comply with this comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

1. In future filings, please provide management's assessment of the impact the FCC's open Internet rules, effective June 12, 2015, could have on the company's operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

. Please contact Paul Fischer, Staff Attorney, at 202-551-3415, Kathleen Krebs, Special Counsel, at 202-551-3350, or me at 202-551-3810 with any questions.

                                        Sincerely,

                                        /s/ Kathleen Krebs, for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11--
                                        Telecommunications

cc: David Carter, Esq.
        Troutman Sanders